Exhibit 99.1
Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418-652-8525
www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Reports First Quarter 2014 Financial and Operating Results
All amounts are in US dollars

Quebec City, Canada, May 8, 2014 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company"), a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology, today reported financial and operating results as at and for the first quarter ended March 31, 2014.
Revenues for the three-month period ended March 31, 2014 were nil compared to $6.1 million for the same period in 2013 which had resulted predominantly from the non-recurring, accelerated recognition of remaining unamortized deferred revenue related to an upfront payment received from a licensing partner following the termination of related R&D activities.
Research and development ("R&D") costs, net of refundable tax credits and grants, for the three-month period ended March 31, 2014 were $5.8 million, compared to $4.4 million for the same period in 2013. A substantial portion of the quarter-over-quarter increase in third-party R&D costs relates to development initiatives associated with zoptarelin doxorubicin, and in particular with the Company's Phase 3 ZoptEC trial initiated in 2013 with its partner, Ergomed Clinical Research Ltd. ("Ergomed").
Net (loss) income for the three-month period ended March 31, 2014 was $(4.4) million, or $(0.08) per basic and diluted share, compared to $1.9 million, or $0.07 per basic and diluted share, for the same period in 2013. This decrease in net income is due largely to lower revenues, higher operating expenses and higher net loss from discontinued operations, partially offset by higher comparative net finance income.
Cash and cash equivalents totalled $45.8 million as at March 31, 2014, compared to $43.2 million as at December 31, 2013. The increase in cash and cash equivalents is due to the receipt of net proceeds of $12.2 million pursuant to a public offering and of $0.3 million pursuant to drawdowns made under an "At-the-Market" ("ATM") sales agreement program entered into in May 2013, partially offset by variations in components of our working capital and by recurring disbursements.
David Dodd, Aeterna Zentaris President and CEO, commented, "For our pivotal ZoptEC Phase 3 trial in endometrial cancer with zoptarelin doxorubicin, we have focused our efforts on ensuring successful patient recruitment in support of securing our first interim analysis in the first half of 2015. We're pleased that the trial is on track from a patient recruitment and site opening basis, having over 140 patients randomized and over 100 sites in operation. As for MACRILEN™, for which our NDA is currently in active review, we continued to refine our launch and commercialization plan in the US as the first FDA approved oral product for use in evaluating growth hormone deficiency in adults. Over the remainder of the year, our primary focus will be on finalizing our launch and commercialization preparation for MACRILEN™, and continuing the successful site openings and patient recruitment for the ZoptEC trial. In addition, we will continue to aggressively pursue opportunities to in-license, acquire and/or promote existing marketed products as part of our strategy to transition into a commercial entity. Finally, we are very pleased with the recent announcement of our selection of Charleston, SC as the location for our North American and global commercial operations. We look forward to operating out of that vibrant life sciences community as we focus on providing patients with life-enhancing products and developing long-term value for our shareholders and employees."
Dennis Turpin, CPA, CA, Senior Vice President and Chief Financial Officer at Aeterna Zentaris stated, "As at March 31, 2014, we had a cash and cash equivalents position of $45.8 million which enables us to continue to move our key product candidates through the pipeline."
Q1 2014 HIGHLIGHTS
Pipeline
MACRILEN™ (macimorelin)

•
Filing of a New Drug Application ("NDA") seeking approval for the commercialization of MACRILEN™ as the first available oral product indicated for the evaluation of Adult Growth Hormone Deficiency. NDA currently under substantive review by the US Food and Drug Administration with a Prescription Drug User Fee Act date of November 5, 2014.

Zoptarelin Doxorubicin

•
Continued progress in site opening and patient recruitment for the current Phase 3 ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) trial in women with locally advanced, recurrent or metastatic endometrial cancer. Over 100 sites now open and over 140 patients recruited.

Appointment to Executive Management Team

•
Appointment of Richard Sachse, MD, PhD, as Senior Vice President, Chief Scientific Officer and Chief Medical Officer. Dr. Sachse is responsible for all areas of global research and development activities.

Public Offering

•
Completion of a public offering of 11 million units, generating net proceeds of approximately $12.2 million, with each unit consisting of one common share and 0.8 of a warrant to purchase one common share, at a purchase price of $1.20 per unit.

CONFERENCE CALL
Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern Time) tomorrow, Friday, May 9, 2014, to discuss the 2014 first quarter results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the "Newsroom" section. A replay will be available on the Company's website for 30 days following the live event.
For reference, the Management's Discussion and Analysis of Financial Condition and Results of Operations for the first quarter of 2014, as well as the Company's consolidated financial statements, can be found at www.aezsinc.com in the "Investors" section.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company's pipeline encompasses compounds at various stages of development. For more information, visit www.aezsinc.com.

Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbour provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Contact
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

Attachment: Financial summary

Condensed Interim Consolidated Statements of Comprehensive (Loss) Income Information

	Three months ended March 31,
(in thousands, except share and per share data)	2014	2013
	$	$
Revenues
License fees and other	—	6,062
	—	6,062
Operating expenses
Research and development costs, net of refundable tax credits and grants	5,830	4,401
Selling, general and administrative expenses	2,365	2,824
	8,195	7,225
Loss from operations	(8,195)	(1,163)
Finance income	4,919	2,166
Finance costs	(1,028)	—
Net finance income	3,891	2,166
Net (loss) income from continuing operations	(4,304)	1,003
Net (loss) income from discontinued operations	(52)	883
Net (loss) income	(4,356)	1,886
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	23	240
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	(959)	—
Comprehensive (loss) income	(5,292)	2,126
Net (loss) income per share (basic and diluted) from continuing operations	(0.08)	0.04
Net (loss) income (basic and diluted) from discontinued operations	0.00	0.03
Net (loss) income (basic and diluted) per share	(0.08)	0.07
Weighted average number of shares outstanding:
Basic	54,921,459	25,329,288
Diluted	54,921,459	25,330,128

Condensed Interim Consolidated Statement of Financial Position Information

	As at March 31,	As at December 31,
(in thousands)	2014	2013
	$	$
Cash and cash equivalents	45,752	43,202
Trade and other receivables and other current assets	2,590	2,453
Restricted cash	865	865
Property, plant and equipment	1,250	1,351
Other non-current assets	11,191	11,325
Total assets	61,648	59,196
Payables and other current liabilities	5,763	7,242
Warrant liability	21,617	18,010
Non-financial non-current liabilities[1]	17,841	16,880
Total liabilities	45,221	42,132
Shareholders' equity	16,427	17,064
Total liabilities and shareholders' equity	61,648	59,196
_________________________
1    Comprised mainly of employee future benefits and provisions.

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